UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant:

Checkpoint Systems, Inc.

2.	Name of Persons Relying on Exemption:

North Star Partners, LP North Star Partners II, LP Andrew R. Jones

3.	Address of Persons Relying on the Exemption:

274 Riverside Avenue
Westport, Connecticut 06880

4.	Written Material. The following written materials are attached:

Letter dated May 8, 2015 from Andrew R. Jones of North Star Partners, LP to William S. Antle, III, Chairman of the Board of Checkpoint Systems, Inc.

May 8, 2015

Mr. William S. Antle, III

Chairman of the Board

Checkpoint Systems, Inc.

101 Wolf Drive

Thorofare, NJ 08086

Dear Mr. Antle:

We are writing to express our disappointment that you refuse to implement the shareholder friendly initiatives we outlined in our letter of April 7, 2015. This reaffirms that you and the Board continue to place your own interests ahead of the shareholders that you have a fiduciary responsibility to represent. To reiterate our concerns, we believe the extraordinarily poor operating results and stock price performance this board has delivered over the last ten years demands a change in board composition and company policies that will put the Company on a path to recovery. The facts are indisputable. Your continued intransigence to change is impossible to understand in the context of modern corporate governance norms.

Prior to the issue of this year’s proxy statement, we specifically asked the Board to add two shareholder nominated directors to the Board (and to include them in the 2015 proxy) and initiate the process of declassifying the Board of Directors. Upon issuance of the proxy statement last week, we learned that you have not only ignored these two reasonable requests, but the Board has deliberately also failed to nominate a director to replace Sally Pearson who declined to stand for re-election – thereby creating a vacancy on the Board. It appears the Board’s intention is to fill the spot with a nominee of its own selection after the annual meeting, thereby denying shareholders the opportunity to vote for or against the person who will fill this spot. We find it outrageous that you and the other board members – two of whom are currently standing for re-election - would deny shareholders the fundamental right to vote on those who are supposed to represent them. Given this vacancy, we believe the Board should immediately postpone the currently scheduled annual meeting until a future date when the Company can present a full slate, including two shareholder nominated directors. Only by including nominees suggested by the shareholders in the process will the Board be able to retain any sense of legitimacy.

Shockingly, we also learned on last evening’s earnings call that the Company is pursuing acquisition opportunities that could severely leverage the balance sheet (debt up to 3 times ebitda according to the CEO). As we pointed out in our April 7, 2015 letter, over the past 10 years the Company has spent over $660 million of the shareholders’ money on acquisitions, R&D and cap-ex, yet the Company’s market-cap has declined by $255 million. Given the Board’s poor capital allocation record, it is paramount that no acquisitions be made until investors have adequate representation on the Board.

North Star Partners

Because of the Board’s consistent disregard for shareholder rights, we will withhold our votes for this year’s nominees to the Board should you proceed with the meeting as scheduled. We call on our fellow shareholders to demand the meeting be postponed and to withhold their votes should the Company continue to ignore shareholder democracy. The issues are critical and shareholders need to act now before it is too late. An arrogant and entrenched board is a recipe for poor operating results, and regrettably, Checkpoint is a case study in that unfortunate outcome. While the Board continues to collect its fees, the shareholders continue to suffer. Directors who do not hold themselves or their fellow board members accountable for continued dismal financial performance do not deserve to continue to represent the shareholders. The suffering will not end until the Board is changed. We urge all shareholders to join us in demanding change that will restore shareholder rights and put us on a path to creating shareholder value.

Sincerely,

Andrew R. Jones, CFA

We urge shareholders to “Withhold” their votes from George Babich, Jr. and Julie S. England on the Company’s proxy card. This is not a solicitation of authority to vote your proxy. Do NOT send North Star Partners your proxy card as it will not be accepted.